BOSTON SCIENTIFIC CORPORATION
                          One Boston Scientific Place
                        Natick, Massachusetts 01760-1537

                                October 26, 1998

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:    Request for Withdrawal

Ladies and Gentlemen:

     Reference is hereby made to Registration Statement No. 333-3022 on Form S-3 (the "Registration Statement"), filed by Boston Scientific Corporation (the "Issuer") as of April 1, 1996. Application is hereby made by the Issuer to the Securities and Exchange Commission to withdraw the Registration Statement, together with any exhibits and amendments thereto, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), and to deregister the unsold securities identified thereon. The Registration Statement relates to shares of the Issuer's Common Stock, $.01 par value per share, which are being issued on a continuous basis pursuant to Rule 415 under the Act.

     This Request for Withdrawal has been occasioned by, among other things, the Issuer's determination that the offering of securities pursuant to the Registration Statement should be discontinued.

     Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned at the address listed above. Should you have any questions concerning this application, please contact the undersigned at (508) 650-8376 or Johan V. Brigham, outside counsel to the undersigned, at (617) 951-8351.

                                           Very truly yours,


                                           /s/ Emmy Y. Hessler
                                           Emmy Y. Hessler


cc:     Johan V. Brigham, Esq.
        (Bingham Dana LLP)